Exhibit I



SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35- ----------); 70-

      GPU, Inc., 300 Madison Avenue, Morristown, New Jersey 07960, a registered holding company, has filed with the Commission an Declaration pursuant to Sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 45 and 54 thereunder.

      By Order dated April 14, 2000 (HCAR No. 27165), the Commission authorized GPU to acquire for cash all of the issued and outstanding common shares of MYR. On April 26, 2000, MYR was merged with and into GPU Acquisition Corp., a wholly-owned subsidiary of GPU, and became a wholly-owned subsidiary of GPU. MYR's principal business involves the providing of utility transmission and distribution, infrastructure and related commercial and industrial electrical contracting services to utility, industrial, mining, institutional and governmental entities on a nationwide basis.

      At the time of the acquisition, MYR was party to a Credit Agreement, dated September 21, 1999 ("Old Credit Agreement"), with Harris Trust and Savings Bank ("Harris Bank") and Comerica Bank providing for revolving credit borrowings by MYR of up to $30 million outstanding at any one time, of which up to $10 million could be in the form of letter of credit (L/C) obligations. Effective with GPU's acquisition of MYR, the Old Credit Agreement was amended to, among other things, reduce the aggregate amount of available credit thereunder to $20 million to reflect Comerica's withdrawal as a lender under the facility. As a temporary measure, pursuant to the Rule 45(a)(4) under the Act, GPU made open account advances in the amount of $17.3 million, without interest, to MYR to provide it with working capital. At September 30, 2000, $13,333,337.00 of borrowings were outstanding under the Old Credit Agreement.

      On November 28, 2000, MYR entered into a new Credit Agreement, dated November 28, 2000 ("New Credit Agreement"), with Bank One, NA as administrative agent and as the initial lender. The New Credit Agreement permits borrowings by MYR from time to time in an aggregate amount not to exceed $50 million outstanding at any one time. Bank One may assign a portion of its rights and obligations to new lenders which will become parties to the New Credit Agreement. As described below, GPU is proposing to guarantee MYR's obligations under the New Credit Agreement.

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      Loans made under the New Credit  Agreement  ("Loans"),  at MYR's election, bear interest at either (i) the Eurodollar Rate, (ii) the Floating Rate or (iii) a Fixed Rate.

      The Eurodollar Rate for an interest period is the sum of a specified British Bankers' Association Interest Settlement Rate for U.S. dollar deposits (as adjusted for any applicable reserve requirements) and the Applicable Margin. The Applicable Margin ranges from 50 to 200 basis points, depending upon the credit rating of GPU's senior unsecured debt, plus, after the Non Guaranty Date, 10 basis points. The Non Guaranty Date is April 1, 2001 except that, if GPU delivers the GPU Guaranty described below before April 1, 2001, the Non Guaranty Date will not occur.

      The Floating Rate for each day is equal to (i) Alternate Base Rate,  minus
(ii) 200 basis points, plus (iii) after the Non Guaranty Date, 10 basis points. Alternate Base Rate for any day is the higher of (i) Bank One's prime rate and
(ii) the Federal Funds effective rate plus 50 basis points.

      The Fixed Rate is a fixed rate for an interest period of up to 30 days determined by mutual agreement of MYR and the lender under the New Credit
Agreement  at such  time as  there  is only  one  lender  under  the New  Credit
Agreement.

      MYR may borrow and repay Loans under the New Credit Agreement through November 1, 2003. All Loans are payable on November 1, 2003.

      Borrowing of the Loans is subject to certain conditions, and the Loans will be subject to acceleration under certain circumstances, which conditions and circumstances are customary for agreements similar to the New Credit Agreement. The Loans are prepayable from time to time as provided in the New Credit Agreement.

      MYR paid Bank One a one time commitment fee at the initial closing of $25,000. MYR will pay the lenders a facility fee on the unused commitment which ranges from 10 basis points to 40 basis points, depending upon the credit rating of GPU's senior unsecured debt, plus, after the Non Guaranty Date, 2.5 basis points.

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      The New Credit  Agreement  includes a letter of credit  ("L/C")  facility.
Pursuant to this facility, MYR is able to request lenders which are parties to the New Credit Agreement to issue an L/C, in a maximum aggregate face amount for all L/Cs outstanding of up to $10 million. The aggregate amount that MYR may borrow under the New Credit Agreement is reduced by the face amount of all outstanding L/Cs. Drawings on an L/C would bear interest at the Floating Rate if such amounts are repaid by MYR on the same day the drawing is made on the L/C and, if repaid thereafter, the Floating Rate plus 200 basis points. If MYR elects not to immediately reimburse the issuing bank and the conditions for a borrowing under the New Credit Agreement are satisfied, a Loan could be made to satisfy the reimbursement obligation. MYR would pay a letter of credit fee equal to the Applicable Margin for Eurodollar Loans on the undrawn stated amount of outstanding L/Cs.

      As described above, the New Credit Agreement provides that if GPU does not enter into a guaranty of MYR's obligations under the New Credit Agreement (the "GPU Guaranty") by April 1, 2001, the interest rate on Loans and fees payable would increase. Accordingly, GPU now proposes to enter into the GPU Guaranty. Under the GPU Guaranty, GPU would unconditionally and irrevocably guarantee the punctual payment when due of all obligations of MYR under the New Credit Agreement.

      MYR will use the proceeds of the Loans to refinance borrowings under the Old Credit Agreement, repay outstanding open account advances made by GPU, for working capital, acquisition financing and other general corporate purposes. MYR has used the proceeds of initial Loans to repay approximately $18 million of outstanding borrowings under the Old Credit Agreement and to repay outstanding open account advances of GPU in the aggregate amount of $15 million. There remains outstanding $2.3 million of open account advances. (MYR would seek separate Commission authorization for any proposed acquisition if and to the extent required by the Act and the Commission's regulations thereunder.)

      It is requested that the filing of Certificates Pursuant to Rule 24 under the Act required to be filed hereunder be filed quarterly within ten days of the end of each calendar quarter beginning with the quarter in which the authorization herein requested is granted. Such certificates will include the principal amount of indebtedness and face amount of L/Cs that MYR has outstanding under the New Loan Agreement.

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      The Declaration,  as amended,  is available for public inspection  through the  Commission's  Office of Public  Reference.  Interested  persons  wishing to
comment  or  request  a  hearing   should  submit  their  views  in  writing  by
----------------, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as amended, may be granted.